

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 28, 2013

Via E-mail
Andrew Duke
President and Director
Bay Bridge Food and Produce Company
3550 South Harlan Street, Suite 284
Denver, CO 80235

> **Re: Bay Bridge Food and Produce Company**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed October 10, 2013**
> **File No. 333-187588**

Dear Mr. Duke:

We have reviewed your response to our letter dated August 28, 2013 and have the following additional comments.

Summary Information About Bay Bridge, page 7

Power Industry, page 8

1. We note your response to prior comment 4. Please explain in the prospectus why you are unable estimate projected monthly power generating output and the extent to which power generating capacity varies depending on the utilization of each facility and describe the variables and unknowns in this regard.

2. To the extent you have not entered into agreements with either General Electric, Inc., or Caterpillar, Inc., please remove references to these two companies.

3. We note your response to prior comment 13. To the extent you continue to include disclosure about the NYSERDA grant program and imply that you may apply for such a grant, please specifically discuss the grant program and discuss whether leasing the power generating function from a third party would affect your eligibility for the NYSERDA grant program. Revise the Government Regulation section in this manner as well.

Risk Factors, page 11

We Anticipate Marketing Power Through Micro Grids, page 17

4. Please revise this risk factor to describe the risks in sufficient detail so that prospective investors can assess the risks presented. Revise the last two risk factors on page 18 in this manner as well.

Plan of Distribution, page 21

5. We note your response to prior comment 14. We also note that you refer to a "resale" in the first paragraph of this section and the entire second paragraph of this section appears to be inapplicable to an offering that is being conducted by an officer of the company. It appears that much of the disclosure that you deleted from your first filing of this registration statement should be reinserted. In addition, such disclosure should be supplemented in accordance with comment 20 in our letter to you dated April 22, 2013.

Business, page 23

6. We note your revised disclosure in the second paragraph of this section. Please provide us with the basis for your belief that you will be able to receive lease options for other facilities at little or no cost.

7. We note your response to prior comment 8. Please provide us with the relevant portions of the report of Lynette Morgan, PhD, in support of your assertions regarding the yield of heirloom tomatoes. If this report was commissioned by you for use in connection with the registration statement, please also file the consent of Dr. Morgan pursuant to Rule 436 of the Securities Act as an exhibit to the registration statement or tell us why you believe you are not required to do so.

8. We note your response to prior comment 9. Please substantiate that the average wholesale price of heirloom tomatoes is $6.00 per pound and provide us with the basis for your belief that each plant will produce a yield of 100 pounds per month. In this regard, please reconcile your belief regarding monthly yield with your estimate of 90 days to harvest.

9. We note your revised disclosure in the last three sentences of the third paragraph of this section. Please clarify whether you anticipate receiving a portion of the power credits from IBM in cash or as a reduction or offset of rent.   Also, please briefly explain why you are unable to estimate the amount of power credits.

Committees of the Board of Directors, page 31

10. It appears that certain words in the five bullet points following the second paragraph on page 31 have been translated inappropriately. Please revise accordingly.

Related Party Transactions, page 34

11. We note your response to prior comment 17. Please reconcile your disclosure that Mr. Duke has provided $5,886,000 in funding with your disclosure in the remainder of this paragraph.

Exhibit 5.1

12. We note your response to prior comment 18. Please file a revised opinion of counsel with respect to the legality of the issue now that the consent has been filed as a separate exhibit.

Exhibit 99.1

13. We note your response to prior comment 19 and reissue. The revised subscription agreement contains provisions that are not applicable to a public registered offering of securities. We note by way of example paragraphs 4(a), (d), (e), (g), (m), (q), and (r). Please revise accordingly.

You may contact Beverly Singleton at (202) 551-3328 or David Humphrey, Accounting Branch Chief at (202) 551-3211 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief